Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northrim BanCorp, Inc.:
We consent to incorporation by reference in the registration statement (No. 333-120836) on Form S-8 of Northrim BanCorp, Inc.’s Employee Stock Incentive Plan and Employee Stock Option and Restricted Stock Award Plan of our reports dated March 11, 2009 with respect to the consolidated balance sheets of Northrim BanCorp Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Northrim Bancorp, Inc.
Anchorage, Alaska
March 11, 2009